UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: September 2026 (Report No. 3)

Commission File Number: 001-42796

NASUS PHARMA LTD.

(Translation of registrant’s name into English)

P.O. Box 284

Tel Aviv, Israel 6100201

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

Execution of Sales Agreement

On September 18, 2026, Nasus Pharma Ltd. (the “Company”) entered into an At-The-Market Sales Agreement (the “Sales Agreement”) with BTIG, LLC (the “Sales Agent”), pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent as agent, ordinary shares, no par value per share (the “Ordinary Shares”). The Ordinary Shares will be offered and sold pursuant to the Company’s currently effective registration statement on Form F-3 (File No. 333-298693), the prospectus contained therein and the prospectus supplement filed with the Securities and Exchange Commission dated September 18, 2026.

The Company is not obligated to sell any Ordinary Shares under the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, the Sales Agent will use commercially reasonable efforts consistent with its normal trading and sales practices, applicable state and federal law, rules and regulations and the rules of the NYSE American to sell Ordinary Shares from time to time based upon the Company’s instructions, including any price, time or size limits specified by the Company. The Company intends to use the net proceeds from the sale of securities under the prospectus supplement for ongoing clinical development of NS002 for anaphylaxis treatment, the initiation of clinical studies for other products in our pipeline and for working capital and general corporate purposes.

Upon delivery of a placement notice to the Sales Agent, and subject to the Company’s instructions in that notice, and the terms and conditions of the Sales Agreement generally, the Sales Agent may sell the Ordinary Shares by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended. The Sales Agent’s obligations to sell Ordinary Shares under the Sales Agreement are subject to satisfaction of certain conditions. The Company will pay the Sales Agent a commission of up to 3.0% of the aggregate gross proceeds from each sale of Ordinary Shares and has agreed to provide the Sales Agent with customary indemnification and contribution rights. The Company has also agreed to reimburse the Sales Agent for certain specified expenses. The Sales Agreement contains customary representations and warranties and conditions to the sale of the shares thereunder.

The foregoing summary of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the Sales Agreement, which is attached as Exhibit 10.1 to this Report of Foreign Private Issuer on Form 6-K (this “Report”), and is incorporated herein by reference.

The copy of the legal opinion of Sullivan & Worcester Tel Aviv (Har-Even & Co.) relating to the legality of the issuance and sale of the Ordinary Shares that may be sold pursuant to the Sales Agreement is filed as Exhibit 5.1 to this Report.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Ordinary Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Incorporation By Reference

This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-298693 ) and Form S-8 (File No. 333-296252), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Sullivan & Worcester Tel Aviv (Har-Even & Co.)
10.1	At-The-Market Sales Agreement by and between Nasus Pharma Ltd., and BTIG, LLC, dated September 18, 2026.
23.1	Consent of Sullivan & Worcester Tel Aviv (Har-Even & Co.) (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NASUS PHARMA LTD.

Date: September 18, 2026	By:	/s/ Brendan O’Grady
	Name:	Brendan O’Grady
	Title:	Chief Executive Officer